Lost Spirits Distillery, Inc.
Profit and Loss
Twelve Months January 2023 - December 2023
Draft, Unaudited[1]

	Total
Income	
Alcohol Sales	
Online / Distributor	74,686
Gift Shop	171,837
Total Alcohol Sales	246,524
Tour Revenue	6,314,223
Cocktail Sales Revenue	488,832
Group Sales Revenue	344,639
Restaurant Revenue	1,555,356
Séance Revenue	614,442
Retail Revenue	71,960
Total Revenue	**9,635,975**
Cost of Goods Sold	
Raw Materials	135,624
Tour COGS	117,414
Restaurant COGS	548,981
Group Sales COGS	23,757
Retail COGS	15,357
Freight & Other COGS	8,138
Total Cost of Goods Sold	**849,272**
Gross Profit	**8,786,703**
	91%
Expenses	
Production & Tour Expense	261,802
Rent and Facilities Expense[2]	1,962,462
Payroll Expense	5,400,282
Advertising and Promotion	1,308,967
Selling, General, and Administrative	1,186,430
Total Expenses	**10,119,943**
Adjusted EBITDA	**(1,333,240)**
Other Expense (Income)	
Interest Expense	386,295
Depreciation	665,515
Taxes Expense	(201,043)
Other Misc. Expense (Income)[3]	364,688
Total Other Expense (Income)	**1,215,455**
Net Income (Loss)	**(2,548,696)**

[1] This DRAFT Report is intended to facilitate dialogue between Lost Spirits, Inc. and potential buyers/investors. Financials presented above reflect our findings and observations based on work performed through December 2023 to conform with Generally Accepted Accounting Principles. It is possible that ongoing review of historical financial statements for timing/classification of expenses and balance sheet reconciliation as part of the final close of fiscal year 2023 may identify additional adjustments.

[2] In March 2023, rent expense due and payable to landlord of primary facility was changed to a percentage of sales formula contingent on performance/ compliance by Lost Spirits as agreed upon by the Company and Landlord.

[3] Other Misc. Expense in Apr. 2023 includes LA facility closure and Jul. 2023 includes liquor license sale.